UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                      DEKALB Energy Company
                        (Name of Issuer)

               Class A Common Stock, No Par Value
                 (Title of Class of Securities)

                           244874 20 2
                         (CUSIP Number)

                        Virginia R. Holt
   2329 Clover Lane, Northfield, Illinois 60093 (708) 441-0707
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                          March 8, 1994
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 244874 20 2                           Page 2 of 8 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Virginia R. Holt
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*   (a)
                                                            (b) x

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              __

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


                    7    SOLE VOTING POWER

                         101,053
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              -0-
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                101,053

                   10    SHARED DISPOSITIVE POWER

                         -0-


     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON    277,637

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                     __

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.9%

     14   TYPE OF REPORTING PERSON*
                    IN

SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE
OVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                Page 3 of 8 Pages

                          Introduction


          This Amendment No. 2 amends the Schedule 13D filed by Virginia R. Holt on June 9, 1989, as amended by Amendment No. 1 thereto filed on January 26, 1990. This Amendment No. 2 reports, among other things, that (i) Virginia R. Holt has transferred 150,000 of the shares of Class A Common Stock of DEKALB Energy Company, a Delaware corporation ("Energy"), held by her to a trust of which her husband, Terrance K. Holt, is the trustee,
(ii) Terrance K. Holt and Virginia R. Holt are filing a Schedule 13D (the "New Schedule 13D") to report the beneficial ownership of shares beneficially owned by them and (iii) because the New
Schedule 13D includes all of the shares of Class A Common Stock of Energy reported by this Schedule 13D, no further amendments to this Schedule 13D will be made and reference should be made to the New Schedule 13D for a description of the holdings of Virginia R. Holt and other related matters. Pursuant to Item 101(a)(ii) of Regulation S-T of the Securities and Exchange Commission, this Amendment No. 2 restates the text of the
Schedule 13D filing, other than previously filed paper exhibits to such Schedule 13D filing and other than portions of such text which have been superseded by an amendment to such Schedule 13D filing.


Item 1.  Security and Issuer.

          This statement relates to the Class A Common Stock, No
Par Value, of Energy. The principal executive offices of Energy are located at 700 9th Avenue, S.W., South Tower, Calgary,
Alberta, Canada T2P 3V4.


Item 2.  Identity and Background.

          This statement is filed by Virginia R. Holt to report the beneficial ownership of shares of Class A Common Stock of Energy. Virginia R. Holt is a United States citizen whose address is 2329 Clover Lane, Northfield, Illinois 60093.

          Virginia R. Holt is an audiologist with Charles A. Lowe
& Associates, a firm which sells hearing aids and whose principal offices are located at 8 South Michigan Avenue, Suite 1108,
Chicago, Illinois 60603.

                                                Page 4 of 8 Pages

          During the last five years Virginia R. Holt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years she has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

          149,130 of the shares of Class A Common Stock of Energy reported in this statement were acquired as part of distributions to Virginia R. Holt on June 1, 1989 from certain trusts which terminated on that date. No consideration was paid by Virginia
R. Holt for the receipt of such shares of Class A Common Stock of Energy.

          Each of Mary R. Roberts and Charles C. Roberts, as trustees of such terminated trusts, previously beneficially owned and shared voting and investment power with respect to the shares described above in this Item 3. In addition, Thomas H. Roberts, Jr. shared investment power with respect to such shares. Charles
C. Roberts is the husband of Mary R. Roberts and the father of Virginia R. Holt. Mary R. Roberts is the wife of Charles C. Roberts and the mother of Virginia R. Holt. Thomas H. Roberts, Jr. is the brother of Mary R. Roberts and the uncle of Virginia
R. Holt.

          Prior to the acquisitions described above in this Item 3, Virginia R. Holt beneficially owned 72,488 shares of Class A Common Stock of Energy. On June 1, 1989, Virginia R. Holt gave 851 shares of Class A Common Stock of Energy to a trust of which a child of Virginia R. Holt is the beneficiary.

          On September 27, 1989, Virginia R. Holt acquired beneficial ownership of 13,600 shares of Class A Common Stock of Energy as a result of gifts of such shares by Mary R. Roberts to trusts for the benefit of children of Virginia R. Holt. Virginia
R. Holt is the trustee of such trusts. On January 8, 1990, Virginia R. Holt acquired beneficial ownership of 1,845 shares of Class A Common Stock of Energy as a result of a gift by Mary R.

                                                Page 5 of 8 Pages

Roberts of 615 of such shares to a trust of which Virginia R. Holt is the beneficiary and trustee and gifts by Mary R. Roberts of 1,230 of such shares to trusts for the benefit of children of Virginia R. Holt. Terrance K. Holt, the husband of Virginia R. Holt, is the trustee of such trusts. No consideration was paid for the receipt of the shares described in this paragraph.

          On January 26, 1990, Virginia R. Holt acquired beneficial ownership of 19,911 shares of Class A Common Stock of Energy in an exchange with Mary R. Roberts in which Virginia R.
Holt exchanged 19,911 shares of Class B (non-voting) Common Stock of Energy for such 19,911 shares of Class A Common Stock.

           On January 3, 1991, Virginia R. Holt acquired beneficial ownership of 3,304 shares of Class A Common Stock of Energy as a result of a gift by Charles C. Roberts and Mary R. Roberts of 826 of such shares to a trust of which Virginia R. Holt is the beneficiary and trustee; a gift by Charles C. Roberts and Mary R. Roberts to Terrance K. Holt of 826 of such shares; and gifts by Charles C. Roberts and Mary R. Roberts of 1,642 of such shares to trusts for the benefit of the children of Virginia
R. Holt. Terrance K. Holt is the trustee of such trusts. No consideration was paid for the receipt of the shares described in this paragraph.

          On January 17, 1994, Virginia R. Holt acquired beneficial ownership of 7,250 shares of Class A Common Stock of Energy as a result of a gift by Charles C. Roberts and Mary R. Roberts of 1,450 of such shares to a trust of which Virginia R. Holt is the beneficiary and trustee; a gift by Charles C. Roberts and Mary R. Roberts to Terrance K. Holt of 1,450 of such shares; and gifts by Charles C. Roberts and Mary R. Roberts of 4,350 of such shares to trusts for the benefit of the children of Virginia
R. Holt. Terrance K. Holt is the trustee of such trusts. No consideration was paid for the receipt of the shares described in this paragraph.

          On March 8, 1994, Virginia R. Holt transferred 150,000 shares of Class A Common Stock of Energy to a trust of which Terrance K. Holt is the trustee. The beneficiaries of such trust are Virginia R. Holt and the children of Virginia R. Holt and Terrance K. Holt. No consideration was paid for the transfer of the shares described in this paragraph.

                                                Page 6 of 8 Pages

Item 4.  Purpose of Transaction.

          Virginia R. Holt is holding all the shares of Class A Common Stock of Energy reported hereby for investment. As described in the Introduction above, because the New Schedule 13D includes all of the shares of Class A Common Stock of Energy reported by this Schedule 13D, no further amendments to this
Schedule 13D will be made and reference should be made to the New
Schedule 13D for a description of the holdings of Virginia R. Holt and other related matters.


Item 5.  Interest in Securities of the Issuer.

          (a) At the date hereof, Virginia R. Holt beneficially owned 277,637 shares of Class A Common Stock of Energy, which represented approximately 11.9% of the issued and outstanding shares of Class A Common Stock of Energy at the date hereof. She holds title to 87,453 of such shares as trustee of a trust of which she is the beneficiary, and holds title to 13,600 of such shares as trustee of trusts of which her children are the beneficiaries. 174,308 shares of Class A Common Stock of Energy which are reported in this statement are held by trusts of which Virginia R. Holt and/or her children are the beneficiaries, and of which Terrance K. Holt is the trustee. The remaining 2,276 shares of Class A Common Stock of Energy which are reported in this statement are held by Terrance K. Holt. As described in the Introduction above, because the New Schedule 13D includes all of the shares of Class A Common Stock of Energy reported by this
Schedule 13D, no further amendments to this Schedule 13D will be made and reference should be made to the New Schedule 13D for a description of the holdings of Virginia R. Holt and other related matters.

          (b) At the date hereof, Virginia R. Holt had sole voting and investment power with respect to 101,053 of the shares of Class A Common Stock of Energy reported herein. Terrance K. Holt has sole voting and investment power with respect to the remaining 176,584 shares of Class A Common Stock of Energy reported herein.

          (c) The only transactions during the past sixty days in the Class A Common Stock of Energy by Virginia R. Holt are described in Item 3 above.

                                                Page 7 of 8 Pages

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein, except that as described in the New Schedule 13D, Virginia R. Holt and the children of Virginia R. Holt and Terrance K. Holt have an economic interest in certain of such shares.

          (e) Although Virginia R. Holt will continue to beneficially own more than 5% of the Class A Common Stock of Energy, as described in the Introduction above, because the New
Schedule 13D includes all of the shares of Class A Common Stock of Energy reported in this Schedule 13D, no further amendments to this Schedule 13D will be made and reference should be made to the New Schedule 13D for a description of the holdings of Virginia R. Holt and other related matters.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


Item 7.  Material to Be Filed as Exhibits.

          None.

                                                Page 8 of 8 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 8, 1994



/s/ Virginia R. Holt
Virginia R. Holt